Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities of Peru Copper Inc.

Notice of Offer to Purchase for Cash
all of the issued and outstanding common shares
of

Peru Copper Inc.

on the basis of

Cdn$6.60 for each Common Share

by

Chinalco Canada B.C. Holdings Ltd.

a wholly-owned subsidiary of

Aluminum Corporation of China

Chinalco Canada B.C. Holdings Ltd. (the “Offeror”), a wholly-owned subsidiary of Aluminum Corporation of China, is offering (the “Offer”) to purchase for cash all of the issued and outstanding common shares (the “Common Shares”) (other than Common Shares owned by the Offeror or its affiliates) of Peru Copper Inc. (“Peru Copper”), including all Common Shares that may become outstanding on the exercise of outstanding stock options granted pursuant to Peru Copper’s stock option plans, at a price of Cdn$6.60 per Common Share in cash less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and accompanying Circular dated June 25, 2007 and the Letter of Transmittal and Notice of Guaranteed Delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer Documents”). Copies of the Offer Documents are being filed today with securities regulatory authorities in Canada and the United States and should be made available by such authorities through the Internet at www.sedar.com or www.sec.gov.

As of June 21, 2007, 132,611,077 Common Shares were issued and outstanding (of which 13,200,000 were held by the Offeror or its affiliates) and there were outstanding stock options providing for the issuance of an aggregate of 7,468,700 Common Shares upon the exercise thereof. The Offer is made only for the Common Shares and is not made for any options or other rights to acquire Common Shares.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 12:00 NOON (TORONTO TIME) ON
JULY 31, 2007 (THE “EXPIRY TIME”), UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.

PERU COPPER’S BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT PERU COPPER SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES.

The Offer is subject to certain conditions that are described in the Offer Documents including, among other things, (i) there being validly deposited under the Offer and not withdrawn at least 662/3% of the Common Shares calculated on a fully-diluted basis, excluding those Common Shares held by the Offeror or its affiliates (the “Minimum Condition”), (ii) there not having occurred any material adverse change on Peru Copper’s business, (iii) the non-termination of the Support Agreement between Chinalco and Peru Copper and the Lock-Up Agreements between Chinalco and certain shareholders and directors of Peru Copper, and (iv) all requisite governmental or regulatory consents, approvals or decisions that are necessary or desirable in connection with the Offer and required by law having been obtained on terms satisfactory to the Offeror, acting reasonably, and all waiting periods imposed by applicable laws having expired or been terminated. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions to the Offer is satisfied or, where permitted, waived by the Offeror at or prior to the Expiry Time.

The Common Shares are listed under the symbol “PCR” on the Toronto Stock Exchange (“TSX”), “CUP” on the American Stock Exchange (“AMEX”) and “CUP” on the Lima Stock Exchange (“BVL”). The Offer represents a premium of approximately 21% over Peru Copper’s 20-day volume weighted average trading price of Cdn$5.45 on the TSX ending on May 23, 2007, the last trading day prior to Peru Copper’s announcement that it had entered into an exclusivity agreement.

If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of the Offeror and its affiliates (as such term is defined in the Canada Business Corporations Act (“CBCA”)), the Offeror intends, to the extent possible, to acquire, on the same terms and at the same price for which the Common Shares were acquired under such Offer, pursuant to section 206 of the CBCA and otherwise in accordance with applicable laws, the remainder of the Common Shares from those Peru Copper shareholders who have not accepted the Offer (a “Compulsory Acquisition”).

If the Offeror takes up and pays for Common Shares validly deposited under the Offer and the right of Compulsory Acquisition described above is not available or the Offeror elects not to pursue such right, the Offeror intends to pursue other lawful means of acquiring the remainder of the Common Shares not tendered to the Offer. Upon the Offeror taking up and paying for more than 662/3% of the outstanding Common Shares excluding those Common Shares held by the Offeror or its affiliates under the Offer, the Offeror intends to acquire the balance of the Common Shares not tendered to the Offer as soon as practicable, but in any event not later than 120 days after the Expiry Date, by way of amalgamation, statutory arrangement, capital reorganization or other transaction involving Peru Copper and the Offeror or an affiliate of the Offeror to acquire the remaining Common Shares not acquired pursuant to the Offer for cash consideration per Common Share equal in value to the consideration paid by the Offeror under the Offer (a “Subsequent Acquisition Transaction”). The timing and details of any such transaction will depend on a number of factors, including the number of Common Shares acquired pursuant to the Offer. If the Minimum Condition is satisfied and the Offeror takes up and pays for the Common Shares deposited under the Offer, the Offeror should own sufficient Common Shares to effect a Subsequent Acquisition Transaction.

As a result of the acceptance of the Offer by holders of the Common Shares, it is possible that the Common Shares will no longer meet the minimum listing requirements of the TSX, AMEX and BVL. If the Offer is successful, the Offeror intends to delist the Common Shares from the TSX, AMEX and BVL.

The Offer may be accepted by delivering to Computershare Investor Services Inc. (the “Depositary”) or Computershare Trust Company N.A. (the “U.S. Forwarding Agent”), as applicable, at or prior to the Expiry Time, (a) the certificate or certificates representing the Common Shares in respect of which the Offer is being accepted; (b) a properly completed and duly executed Letter of Transmittal in the form provided in the Offer Documents; and (c) any other documents required by the instructions set out in the Letter of Transmittal. The Letter of Transmittal will accompany the Offer and will specify the offices of the Depositary and U.S. Forwarding Agent at which valid deposits under the Offer may be made. Alternatively, Peru Copper shareholders may accept the Offer (1) by following the procedures for book-entry transfer of Common Shares established by the Canadian Depository for Securities Limited (“CDS”) or The Depository Trust Company (“DTC”) (and, in the case of a book-entry transfer into the Depositary’s account at DTC, delivering a properly completed Letter of Transmittal or an agent’s message transmitted by DTC), or (2) by following the procedure for guaranteed delivery and using a Notice of Guaranteed Delivery, each as described in the Offer to Purchase and Circular. Peru Copper shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such shares under the Offer.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Common Shares validly deposited and not withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its acceptance for payment of such deposited Common Shares pursuant to the Offer.

The Offeror may extend the Offer period. However, no subsequent offering period under applicable United States securities laws will be available under the Offer. If the offeror extends the Offer, the Offeror will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m. (Toronto time) on the next business day after the day on which the Offer was scheduled to expire.

Common Shares deposited under the Offer may be withdrawn upon receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of a written or printed copy of the notice of withdrawal that specifies the name of the depositing shareholder, the number of Common Shares to be withdrawn, the name of the registered holder, if different from that of the depositing Shareholder, and the certificate number shown on each certificate representing the Common Shares to be withdrawn (i) at any time before the Common Shares have been taken up by the Offeror pursuant to the Offer, (ii) if the Common Shares have not been paid for by the Offeror within three business days after having been taken up, (iii) at any time before the expiration of five business days from the date upon which a notice of a material change has occurred in the information contained in the Offer Documents, as they may be amended from time to time, in the event that such change occurs before the Expiry Time or after the Expiry Time but prior to the expiry of all rights of withdrawal in respect of the Offer, (iv) at any time before the expiration of ten business days from the date upon which a notice of a variation in the terms of the Offer that includes an increase or decrease in the consideration offered for the Common Shares or a change in the percentage of the Common Shares being sought under the Offer, and (v) at any time after 60 days from the commencement of the Offer, provided that the Common Shares have not been accepted for payment by the Offeror prior to the receipt by the Depositary or the U.S. Forwarding Agent, as applicable, of the notice of withdrawal in respect of such Common Shares. If Common Shares have been deposited pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

The receipt of cash for Common Shares pursuant to the Offer will be a taxable transaction for Canadian and United States federal income tax purposes. Peru Copper shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer to them.

Chinalco has agreed to fund or arrange for the funding of the Offer in an amount sufficient to pay for the acquisition of all Common Shares sought under the Offer. Chinalco has adequate arrangements in place to provide for the funding of the Offer through a number of sources, including but not limited to Chinalco’s available cash and bank borrowing. The Offer is not subject to any financing conditions.

The Offer Documents and other relevant materials will be mailed to record holders of Common Shares and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Peru Copper shareholder list, and may be mailed directly to beneficial holders.

The information contained in this advertisement is a summary only. The Offer is made solely by the Offer Documents and is not being made to (nor will deposits be accepted from or on behalf of) Peru Copper shareholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. The information required to be disclosed by Rule 14d-6(d)(1) of the Exchange Act, as amended, is contained in the Offer Documents and the Tender Offer Statement on Schedule TO filed by the Offeror and Chinalco with respect to the Offer (available at www.sec.gov), and is incorporated herein by reference in its entirety. The Offer Documents contain important information that Peru Copper shareholders should read carefully before making any decision with respect to the Offer.

Copies of the Offer Documents can be obtained without charge from Georgeson, Inc. or its U.S. affiliate (collectively, the “Information Agent”), the Depositary or the U.S. Forwarding Agent. Questions and requests for assistance may be directed to the Depositary, the U.S. Forwarding Agent, the Information Agent or BMO Nesbitt Burns Inc. or BMO Capital Markets Corp., the Dealer Managers for the Offer in Canada and the United States, respectively. The contact information for these parties is set out below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer and depositing Common Shares thereunder.

The Information Agent for the Offer is:	The U.S. Forwarding Agent for the Offer is:

GEORGESON LOGO	COMPUTERSHARE LOGO
100 University Street	Computershare Trust Company, N.A.
11th Floor, South Tower	250 Royall Street
Toronto, Ontario, Canada M5J 2Y1	Canton, MA 02021
Telephone:	USA
North America: 1-866-733-9452
Outside North America, Call Collect: 1-212-440-9800
Peru-located Shareholders Toll Free: 0800-53294
With its U.S. affiliate at:
17 State Street, 10th Floor
New York, NY 10004
USA

The Depositary for the Offer is:

COMPUTERSHARE LOGO

Computershare Investor Services Inc.

By Hand, Courier or Registered Mail:	By Mail
100 University Avenue	P.O. Box 7021
9th Floor	31 Adelaide Street East
Toronto, Ontario	Toronto Ontario
Canada M5J 2Y1	Canada M5C 3H2
Attn: Corporate Actions	Attn: Corporate Actions

E-mail: corporateactions@computershare.com
Telephone (Canada and the United States): 1-800-564-6253

The Dealer Managers for the Offer are:

In Canada:	In the United States:
BMO NESBITT BURNS LOGO	BMO CAPITAL MARKETS LOGO
BMO Nesbitt Burns Inc.	BMO Capital Markets Corp.
100 King Street West, 5th Floor	111 West Monroe Street, 20 East
Toronto, Ontario	Chicago, IL 60603
Canada MSX 143	USA
Telephone: 1-866-880-5425	Telephone: 1-312-461-2297

June 25, 2007

WSJ—7.19” x 21”

24736  Georgeson Inc.
Farrington & Favia Inc. (212) 685-4909
Description: Chinalco—Tender
June07/Georgeson/24736-D-01
6/22/07     jn/md/jn      Proof  5